KCG Holdings, Inc. 545 Washington Boulevard Jersey City, New Jersey 07310 1 201 222 9400 tel 1 800 544 7508 toll free www.kcg.com

December 17, 2014

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	KCG Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

Amendment No. 1 to Fork 10-K for Fiscal Year Ended December 31, 2013

Filed March 4, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed November 10, 2014

File No. 001-054991

VIA EDGAR

Dear Mr. Windsor,

I am writing in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated December 11, 2014 relating to the above mentioned filings. You request in such letter that we provide a response within ten business days by amending our filings, by providing the requested information, or by advising us when you will provide the requested response.

I would like to request an extension of time to provide written responses to the Staff’s comments until January 15, 2015 as several of our staff who are responsible for compiling our responses will be out of the office during the final week of December 2014 and such staff are also responsible for closing KCG’s December 2014 books in the first week of January 2015.

Please confirm whether this extension is acceptable to the Staff, or please contact me at if you would like to discuss further. I can be reached at (201) 557-6846 or sgalvin@kcg.com.

Sincerely,

/s/ Sean P. Galvin

Sean P. Galvin

Interim Chief Financial Officer